Exhibit 12(d)

LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings, as defined:
Income Before Income Taxes	$93	$344	$329	$299	$272	$257
Total fixed charges as below	19	76	76	61	51	36

Total earnings	$112	$420	$405	$360	$323	$293

Fixed charges, as defined:
Interest charges (a) (b)	$18	$71	$71	$57	$49	$34
Estimated interest component of operating rentals	1	5	5	4	2	2

Total fixed charges	$19	$76	$76	$61	$51	$36

Ratio of earnings to fixed charges	5.9	5.5	5.3	5.9	6.3	8.1

(a)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.

(b)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.